UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

MECHEL PAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING TWO COMMON SHARES

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

Krasnoarmeyskaya str., 1

125167 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ksenia I. Zyuzina
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 330
	8.	Shared Voting Power 85,751,648
	9.	Sole Dispositive Power 330
	10.	Shared Dispositive Power 84,919,358

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,751,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.60%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.    RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,838,103
	8.	Shared Voting Power 12,413,331
	9.	Sole Dispositive Power 77,838,103
	10.	Shared Dispositive Power 1,609,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,251,434
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.68%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Swan Agency Ltd.
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,539,012
	8.	Shared Voting Power 97,724
	9.	Sole Dispositive Power 3,539,012
	10.	Shared Dispositive Power 5,871

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,736
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.87%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Roderika Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,917,712
	8.	Shared Voting Power 52,955
	9.	Sole Dispositive Power 1,917,712
	10.	Shared Dispositive Power 3,181

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,970,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.47%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC COALMETBANK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 918,712
	8.	Shared Voting Power 25,369
	9.	Sole Dispositive Power 918,712
	10.	Shared Dispositive Power 1,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 944,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.23%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MET SHIPPING PTE. LTD.
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 652,622
	8.	Shared Voting Power 18,021
	9.	Sole Dispositive Power 652,622
	10.	Shared Dispositive Power 1,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.16%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SKYBLOCK LIMITED
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 690,561
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 690,561
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 690,561
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.17%
14.	Type of Reporting Person (See Instructions) CO

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) YAKUTUGOL JSHC
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,804,058
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,804,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.60%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends the Schedule 13D originally filed by the Reporting Persons on December 11, 2014 (the “Original Schedule 13D”), as amended and restated on May 12, 2016, October 19, 2017, November 1, 2018, December 6, 2018, December 12, 2018, March 5, 2019, September 30, 2019, October 24, 2019, November 27, 2019, December 31, 2019, February 10, 2020, March 18, 2020, April 07, 2020 and October 27, 2020 (the “Amended Schedule 13D”), and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel PAO, a public joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing two Common Shares. The principal executive offices of the Issuer are located at Krasnoarmeyskaya str., 1, 125167, Moscow, Russian Federation.

Item 2. Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Ksenia I. Zyuzina, a natural person and a citizen of the Russian Federation (“Ms. Zyuzina”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”), Swan Agency Ltd., a company limited by shares organized under the laws of the British Virgin Islands (“Swan”), Roderika Limited, a limited liability company organized under the laws of the Republic of Cyprus (“Roderika”), JSC COALMETBANK, joint-stock company organized under the laws of Russian Federation (“Coalmetbank”), MET SHIPPING PTE. LTD., exempt private company limited by shares organized under the laws of the Republic of Singapore (“Met Shipping”), Skyblock Limited, limited liability company organized under laws of the Republic of Cyprus (“Skyblock”) and YAKUTUGOL JSHC, joint-stock holding company organized under the laws of the Russian Federation (“Yakutugol”) (collectively, the “Reporting Persons”).

Ms. Zyuzina is a Managing Director of Met Shipping (The Hague) B.V. Ms. Zyuzina’s principal address is at Parkstraat 20, 2514 JK, the Hague, the Netherlands.

MetHol is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Ms. Zyuzina owns 33% of the outstanding equity interests in MetHol. The principal business office address of MetHol is Krasnoarmeyskaya str., 1, 125167, Moscow, Russian Federation. The names of the executive officer and director of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Ifutina General Director	Krasnoarmeyskaya str., 1 Moscow, 125167, Russian Federation	Russian Federation	Assistant of the Chairman of the Board of Directors of Mechel PAO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation.

Swan is a company limited by shares organized under the laws of the British Virgin Islands which principal business is to make private investments. Ms. Zyuzina owns all the outstanding equity interests in Swan. The principal business office address of Swan is Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands. The names of the executive officers and directors of Swan, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Andreas S. Petrou Director	2 Romanou Street, Tlais Tower, 5th & 6th Floor, Flat / Office 501 &601, 1070 Nicosia, Republic of Cyprus	Republic of Cyprus	Advocate, 2 Romanou Street, Tlais Tower,5th & 6th Floor, Flat / Office 501 &601, 1070 Nicosia, Republic of Cyprus

Roderika is a limited liability company organized under the laws of the Republic of Cyprus whose principal business is to make private investments. Ms. Zyuzina owns all the outstanding equity interests in Roderika. The principal business office address of Roderika is Theklas A. Lysioti, KIRZIS CENTER, BLOCK A, 3rd Floor, Flat/Office A31, 3030, Limassol, Cyprus. The names of the executive officers and directors of Roderika, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Xenia Georgiades Director	Theklas A. Lysioti, KIRZIS CENTER, BLOCK A, 3rd Floor, Flat/Office A31, 3030, Limassol, Cyprus	Republic of Cyprus	Director of Legacom Translation Limited, 2, Georgiou Markidi, Floor 1, Flat 1, 1066, Nicosia, Cyprus

Coalmetbank is a joint-stock company organized under the laws of the Russian Federation which principal business is to make private investments. Ms. Zyuzina indirectly owns 29.51% of the outstanding equity interests in Coalmetbank as she owns 33% of the outstanding equity interests in MetHol and MetHol owns 89.43% of the outstanding equity interests in Coalmetbank. The principal business office address of Coalmetbank is Molodogvardeytzev str., 17B, Chelyabinsk, 454138, Russian Federation. The names of the executive officers and directors of Coalmetbank, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Bessmertnykh Chairman of the Board	Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.	Russian Federation	Chairman of the Board of Coalmetbank, Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.

Met Shipping is an exempt private company limited by shares organized under the laws of the Republic of Singapore which principal business is ship brokering service. Ms. Zyuzina owns all the outstanding equity interests in Met Shipping. The principal business office address of Met Shipping is 44B Tras Street, 078983, Singapore. The names of the executive officers and directors of Met Shipping, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Ksenia Zyuzina Director	Parkstraat 20, 2514 JK, the Hague, the Netherlands.	Russian Federation	Managing Director of Met Shipping (The Hague) B.V., Parkstraat 20, 2514 JK, the Hague, the Netherlands.

Mohamed Yousuf Adil Akbar Khan Managing Director	44B Tras Street, 078983, Singapore.	Republic of Singapore	Managing Director of Met Shipping Pte. Ltd., 44B Tras Street, 078983, Singapore.

Skyblock is a limited liability company organized under the laws of the Republic of Cyprus whose principal business is to make private investments. Ms. Zyuzina indirectly owns 7.70% of the outstanding equity interests in Skyblock. The principal business office address of Skyblock is 27 Michalakopoulou street, 1075 Nicosia, Cyprus. The names of the executive officers and directors of Skyblock, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elena Rogova Director	27 Michalakopoulou street, 1075 Nicosia, Cyprus	Russian Federation	Director of Skyblock, 27 Michalakopoulou street, 1075 Nicosia, Cyprus.

Yakutugol is a joint-stock holding company organized under the laws of the Russian Federation which principal business is producing of low-volatile hard coking coal. Ms. Zyuzina indirectly owns 7.70% of the outstanding equity interests in Yakutugol. The principal business office address of Yakutugol is Lenina Ave. 3/1, Neryungri, Republic of Sakha (Yakutia), 678960, Russian Federation. The names of the executive officers and directors of Yakutugol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Igor V. Khafizov General Director of Mechel-Mining Management Company OOO	Lenina Ave. 3/1, Neryungri, Republic of Sakha (Yakutia), 678960, Russian Federation	Russian Federation	General Director of Mechel-Mining Management Company OOO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject

Item	3. Source and Amount of Funds or Other Consideration

Igor V. Zyuzin (“Mr. Zyuzin”) gifted 33% of the outstanding equity interest in MetHol to Ms. Zyuzina for family reasons for no consideration. Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item	4. Purpose of Transaction

Ms. Zyuzina beneficially owns approximately 20.60% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, Ms. Zyuzina has no power individually to control matters to be decided by vote at a shareholders’ meeting and cannot control the appointment of the majority of directors and the removal of all of the elected directors.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item	5. Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of December 31, 2020.

Ms. Zyuzina is the record owner of 330 Common Shares, which represent 0.0001% of Common Shares, MetHol is the record owner of 77,838,103 Common Shares, which represent 18.70% of Common Shares, Swan is the record owner of 3,539,012 Common Shares, which represent 0.85% of Common Shares, Roderika is the record owner of 1,917,712 Common Shares, which represent 0.46% of Common Shares, Coalmetbank is the record owner of 918,712 Common Shares, which represent 0.22% of Common Shares, Met Shipping is the record owner of 652,622 Common Shares, which represent 0.16% of Common Shares, Skyblock is the record owner of 690,561 of Common Shares, which represent 0.17% of Common Shares and Yakutugol is the record owner of 10,804,058 Common Shares, which represent 2.60% of Common Shares

Ms. Zyuzina owns 33% of the outstanding equity interests in MetHol and may therefore be deemed to share beneficial ownership of Common Shares held of record by MetHol.

Ms. Zyuzina owns all of the outstanding equity interests in Swan, and, therefore, beneficially owns all Common Shares owned by Swan.

Ms. Zyuzina owns all of the outstanding equity interests in Roderika, and, therefore, beneficially owns all Common Shares owned by Roderika.

Ms. Zyuzina owns all of the outstanding equity interests in Met Shipping, and, therefore, beneficially owns all Common Shares owned by Met Shipping.

Ms. Zyuzina indirectly owns 29.51% of the outstanding equity interests in Coalmetbank and may be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

Ms. Zyuzina indirectly owns 7.70% of the outstanding equity interests in Skyblock and may be deemed to share beneficial ownership of 53,197 Common Shares held of record by Skyblock.

Ms. Zyuzina indirectly owns 7.70% of the outstanding equity interests in Yakutugol and may be deemed to share beneficial ownership of 832,290 Common Shares held of record by Yakutugol.

MetHol owns 89.43% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

MetHol indirectly owns 18.90% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

MetHol indirectly owns 18.90% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of Common Shares held of record by Yakutugol.

Coalmetbank indirectly owns 0.22% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 1,524 Common Shares held of record by Skyblock.

Coalmetbank indirectly owns 0.22% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 23,845 Common Shares held of record by Yakutugol.

Swan indirectly owns 0.85% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 5,871 Common Shares held of record by Skyblock.

Swan indirectly owns 0.85% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 91,853 Common Shares held of record by Yakutugol.

Roderika indirectly owns 0.46% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 3,181 Common Shares held of record by Skyblock.

Roderika indirectly owns 0.46% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 49,774 Common Shares held of record by Yakutugol.

Met Shipping indirectly owns 0.16% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 1,083 Common Shares held of record by Skyblock.

Met Shipping indirectly owns 0.16% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 16,938 Common Shares held of record by Yakutugol.

In October 2020, Yakutugol acquired 10,804,058 Common Shares from PAO Mechel at the price agreed by parties.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Ms. Zyuzina	85,751,978	20.60%
MetHol	90,251,434	21.68%
Swan	3,636,736	0.87%
Roderika Limited	1,970,667	0.47%
Coalmetbank	944,081	0.23%
Met Shipping………………	670,643	0.16%
Skyblock……………………	690,561	0.17%
Yakutugol	10,804,058	2.60%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021

KSENIA I. ZYUZINA

/s/ Ksenia I. Zyuzina

SWAN AGENCY LTD.

By:	/s/ Andreas S. Petrou
Name:	Andreas S. Petrou
Title:	Director

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

RODERIKA LIMITED

By:	/s/ Xenia Georgiades
Name:	Xenia Georgiades
Title:	Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

MET SHIPPING PTE. LTD.

By:	/s/ Ksenia Zyuzina
Name:	Ksenia Zyuzina
Title:	Director

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director

JSHC YAKUTUGOL

By:	/s/ Igor Khaphizov
Name:	Igor Khaphizov
Title:	General Director of Mechel-Mining Management Company OOO

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Shares and ADSs of Mechel PAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement on January 27, 2021.

KSENIA I. ZYUZINA

/s/ Ksenia I. Zyuzina

SWAN AGENCY LTD.

By:	/s/ Andreas S. Petrou
Name:	Andreas S. Petrou
Title:	Director

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

Roderika Limited

By:	/s/ Xenia Georgiades
Name:	Xenia Georgiades
Title:	Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

MET SHIPPING PTE. LTD.

By:	/s/ Ksenia Zyuzina
Name:	Ksenia Zyuzina
Title:	Director

SKYBLOCK LIMITED

By:	/s/ Elena Rogova

Name:	Elena Rogova
Title:	Director

JSHC YAKUTUGOL

By:	/s/ Igor Khaphizov
Name:	Igor Khaphizov
Title:	General Director of Mechel-Mining Management Company OOO